Exhibit 99.1

VIA FAX (202) 942-9624

November 6, 2002

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

ATTENTION: Division of Corporate Finance

Office of International Corporate Finance

Dear Sirs:

Re: Canada Life Financial Corporation-Declaration of Quarterly Dividends (File #82-5026)

Please be advised that Canada Life Financial Corporation has declared a quarterly dividend on common shares at its' Board of Directors meeting today. Here are the particulars:

  Declaration date - Nov 6, 2002;

  Record date - Nov 22, 2002;

  Payment date - Dec 31, 2002;

  Per share amount of dividend payable - $0.15 to holders of common shares.

Sincerely,

/s/ Marie Palombi

Marie Palombi

Assistant Corporate Secretary

Corporate Secretarial & Compliance Dept.

/mp